

Mail Stop 4631

August 29, 2016

Via E-mail
John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

> **Re: The New Home Company Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 29, 2016**
> **File No. 1-36283**

Dear Mr. Stephens:

We have reviewed your August 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 38

1. Regarding your response to comment 1, it is unclear how providing homebuilding data presented at the major metropolitan areas does not provide investors with useful information to better understand your homebuilding operating results, especially since you note that your homebuilding operations are focused in one state, California, rather than multiple states. For example, it appears as though the communities in coastal Southern California allow for higher home prices, since the prices exceeded $2.7 million per delivery while the average

sales price of homes delivered was $1.89 million per delivery for fiscal year 2015. In addition, please provide a more comprehensive discussion and analysis of the material factors impacting your home sales revenues and homebuilding gross margin in accordance with Item 303(a)(3) of Regulation S-K with reference to Section 501.12(b) of the Financial Reporting Codification for guidance. In this regard, we refer you to the prepared remarks by the CEO regarding "some color on [y]our operations in the markets in which [you] build", along with the prepared remarks by the CFO for the growth in home sales revenue, gross margin percentage from home sales, and backlog, that are not provided in your discussion and analysis in your Form 10-K.

1. Organization and Summary of Significant Accounting Policies, page 63
Selling and Marketing Expense, page 67

2. We note your response to comment 5, in which you are capitalizing certain selling and marketing costs based on the guidance in ASC 970-340-25-13 through 25-15. As the referenced literature relates to the recognition of other assets and deferred costs rather than inventories, please reclassify these capitalized costs from real estate inventories to other assets to be consistent with your classification of these costs in the consolidated statements of operations, since inventory costs should be included in cost of homes sales.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

5. Unconsolidated Joint Ventures, page 15

3. We note that you recognized a remeasurement gain of $1.6 million from the consolidation of a joint venture in which the other equity partner exited the joint venture following a final distribution. Please help us understand the facts and circumstances that led to you recognizing a $1.6 million gain. As part of your response, please tell us (a) the carrying value of your interest in the joint venture at the time you gained control; (b) the carrying value of the various assets and liabilities held by the joint venture; and (c) the fair values you assigned to each asset and liability. In this regard, we note your statement that the assets consisted of cash and accounts receivable, and the liabilities consisted of accounts payable and accrued liabilities, all of which typically represent fair value per your disclosure in Note 9 on page 18. Also, please confirm to us that there is no restriction on the cash consolidated from the joint venture entity.

15. Supplemental Disclosure of Cash Flow Information, page 23

4. Please tell us what the assets assumed from unconsolidated joint ventures and liabilities and equity assumed from unconsolidated joint ventures is along with the facts and circumstances that led you to assume the assets, liabilities and equity without a cash transaction.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24</u>

5. We note that the $1.6 million remeasurement gain is 40.6% of the equity in net income of
    unconsolidated joint ventures line item for the three and six-months ended June 30, 2016.
    Considering the impact of the gain to your three and six-months ended June 30, 2016 income
    before income taxes, please expand your disclosures to highlighted the remeasurement gain
    and the amount recognized. In this regard, it is unclear what you mean by "a benefit related
    to the close-out of one joint venture" in the analysis you provided.   Please also tell us how
    this gain impacted your income taxes for the three and six-months ended June 30, 2016, as
    we note that the gain is 40.6% and 56.6% of income before income taxes for the three and
    six-months ended June 30, 2016, respectively.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence,
Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions
regarding comments on the financial statements and related matters. Please contact Kate
McHale, Staff Attorney, at (202) 551-3464 or Pamela A. Long, Assistant Director, at (202) 551-
3765 with any other questions.

                                            Sincerely,

                                            /s/ Terence O'Brien

                                            Terence O'Brien
                                            Accounting Branch Chief

                                            Office of Manufacturing and
                                            Construction